October 30, 2015
VIA EDGAR
Ms. Jennifer Gowetski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Griffin Capital Essential Asset REIT II, Inc.
Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 4 to Form S-11
Filed October 2, 2015
File No.: 333-194280
Dear Ms. Gowetski:
We are submitting this letter in response to your verbal comments during our telephone conversation this morning related to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 4 (the "Amendment") to the Registration Statement on Form S-11 filed by Griffin Capital Essential Asset REIT II, Inc. (the "Company") on October 2, 2015. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amendment.
1. Please provide additional detail regarding the Advisor funding of a portion of the Dealer Manager Fee and Organization and Offering Expenses, including an analysis of how such funding should not be characterized as a loan to the Company.
Response:    In response to this comment, we respectfully submit that the Company believes the Advisor’s funding of a portion of the Dealer Manager Fee and Organization and Offering Expenses (the “Advisor Funding”) is not a loan. A “loan” is commonly understood to be the purchase of the present use of money with the promise to repay such money in the future, often in accordance with a pre-arranged schedule and at a specified rate of interest. By contrast, the Company has made no promise and is under no obligation to repay the Advisor Funding, except as set forth below; there is no guarantee of a schedule upon which the Advisor Funding will be paid, and no guarantee that it will be paid at all; and, as the Contingent Acquisition Fee (as defined below) will never exceed the amount of Advisor Funding then-outstanding, there is no interest or other charge that will be paid beyond the amount then funded.
As of the date of this letter, the Company and the Advisor have agreed to amend the Advisory Agreement to provide that the Company will pay, upon the purchase of a real estate asset, an acquisition fee of up to 3.85%, consisting of a base acquisition fee of 2.0% and up to an additional 1.85% contingent acquisition fee (the “Contingent Acquisition Fee”). The amount of the Contingent Acquisition Fee paid upon the closing of an acquisition will be reviewed on an acquisition by acquisition basis, and the amount paid by the Company will not exceed the then-outstanding amounts paid by the Advisor pursuant to the Advisor Funding at the time of such closing. The Advisory Agreement, including this amendment, is reviewed by the Company’s Nominating and Corporate Governance Committee (consisting entirely of independent directors) and presented for approval by such committee on an annual basis. At any time, the Company may choose to amend the Advisory Agreement to modify or eliminate the Contingent Acquisition Fee, or the Company may choose not to renew the Advisory Agreement. In such an instance, the Company would no longer be obligated to pay the Contingent Acquisition Fee, leaving the Advisor with no avenue to recover amounts paid for the Advisor Funding. For these reasons, the Company respectfully submits that there is no “promise” to repay the Advisor Funding, as any obligation on the part of the Company lies solely within the Advisory Agreement, a document that is subject to review, approval, and possible amendment on at least an annual basis.
In addition, as set forth above, the Contingent Acquisition Fee will be paid only upon closing of an acquisition, and the amount of such fee will not exceed the then-outstanding amounts paid by the Advisor pursuant to the Advisor

Griffin Capital Essential Asset REIT II, Inc.

Funding. The Advisor is taking a significant risk that the Advisor Funding will not be repaid, as the closing of acquisitions (and thus the payment of the Contingent Acquisition Fee) is dependent upon several factors that are outside the control of the Advisor (and also largely outside the control of the Company), including the following:

1.
The Company’s ability to raise funds in its public offering. If the Company is unable to successfully raise equity proceeds through the sale of shares in its public offering, the Company will have less funds available for acquisitions.

2.
The Company’s ability to achieve sufficient leverage. According to various models prepared by the Company and the Advisor, in order for the Advisor to be fully repaid for the Advisor Funding via the Contingent Acquisition Fee, the Company will have to achieve an overall leverage ratio of 38.5%. The Company is not required to achieve or maintain such a leverage ratio, nor can the Company guarantee that attainment of such a leverage ratio is possible.

3.
The Company’s ability to deploy funds raised in its public offering. If the Company is unable to find attractive investment opportunities at acceptable purchase prices, the Company will make fewer acquisitions. In addition, even if the Company is able to find attractive investment opportunities, the Company may not be able to complete such acquisitions due to various factors, including matters uncovered in due diligence, inability to successfully negotiate with sellers of properties, and material adverse changes related to the properties.

4.
Board approval of acquisitions. All acquisitions must be approved by the Company’s board of directors, which has sole discretion over approval of acquisition opportunities presented. In addition, the board of directors must determine the amount of Contingent Acquisition Fee to allow on an acquisition by acquisition basis, and although the amount is limited by the amounts funded pursuant to the Advisor Funding and also 1.85% of acquisition price, there is no requirement that that board allow the entire 1.85% even if there are amounts funded that remain outstanding. Said another way, the Contingent Acquisition Fee remains in the full discretion of the board of directors at all times and there is no requirement whatsoever to fully pay the entire amount funded by the Advisor pursuant to the Advisor Funding.

5.
Continuation of the public offering. The Company’s board of directors can choose at any point to terminate the offering, in the board’s sole and absolute discretion. If the board of directors chooses to terminate the offering, no additional offering proceeds will be raised, and acquisition activity will cease.

6.
Undertaking a liquidity event. The Company’s board of directors can determine at any point that it is in the best interest of the Company’s stockholders to engage in a liquidity event. In such an instance, the offering will terminate, no additional offering proceeds will be raised, and acquisition activity will cease. The Company is under no obligation to pay any amounts outstanding pursuant to the Advisor Funding upon the occurrence of a liquidity event.

For the reasons set forth above, the Company cannot make (and has not made) predictions regarding future acquisitions, and therefore cannot make (and has not made) predictions or promises regarding the frequency with which the Contingent Acquisition Fee will be paid, if at all. The Company strenuously objects to any attempt to characterize the Advisor Funding as a loan, and respectfully submits that it is simply an advance of funds, and no portion of such funding is guaranteed to be repaid at any time.
The Company acknowledges that:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Griffin Capital Essential Asset REIT II, Inc.

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions or require any additional information or documents, please contact the undersigned (310/469-6153; hhirsch@griffincapital.com).

Very truly yours,

/s/ Howard S. Hirsch
Vice President and Secretary
Griffin Capital Essential Asset REIT II, Inc.